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                           Page 1
                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                          FORM 10-QSB


   [x]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934


         For the quarterly period ended June 30, 1999

                              OR

   [ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF
              THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _________ to _________
               Commission file number:  33-58832


                FIRST CENTRAL BANCSHARES, INC.
    (Exact name of small business issue as specified in its
                           charter)


                           Tennessee
(State or other jurisdiction of incorporation or organization)
         725 Highway 321 North, Lenoir City, Tennessee
            (Address of principal executive office)


                          62-1482501
             (I.R.S. Employer Identification No.)
                          37771-0230
                          (Zip Code)


Registrant's telephone number, including area code:  (423) 986-
1300

Securities  registered pursuant to Section 12(b)  of  the  Act:
None

Securities  registered pursuant to Section 12(g)  of  the  Act:
Common Stock (par value $5.00 per share)

      Indicate by mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                       Yes [x]   No [ ]

      Indicate by mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13, or (15d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
                       Yes [x]   No [ ]

      The number of outstanding shares of the registrant's Common Stock, par value $5.00 per share, was 513,281 on August 2, 1999.
                         FORM 10-QSB
                            Index
                                                          Page
                                                         Number
PART I.   FINANCIAL INFORMATION

Item 1.   Financial Statements

          Condensed Consolidated Balance Sheets
          as of June 30, 1999 and December 31, 1998           3

          Condensed Consolidated Statements of Income
          for the three months and six months ended
          June 30, 1999 and 1998                              4

          Condensed Consolidated Statements of Cash
          Flows for the six months ended June 30, 1999
          and 1998                                            5

          Condensed Consolidated Statements of Comprehensive
          Income (Loss) for the six months ended June 30, 1999
          and 1998                                            6

          Notes to Condensed Consolidated Financial
          Statements                                        7-8

Item 2.   Management's Discussion and Analysis of
          Financial Condition and Results of
          Operations                                       9-14

PART II.  OTHER INFORMATION

Item 1.   Legal Proceedings                                  14

Item 2.   Changes in Securities                              14

Item 3.   Defaults upon Senior Securities                    14

Item 4.    Submission of Matters to a Vote
           of Securities Holders                             14

Item 5.    Other Information                                 14

Item 6.    Exhibits and Reports on Form 8-K                  14

Signatures                                                   15





PART 1 - FINANCIAL INFORMATION

Item 1.  Financial Statements

        FIRST CENTRAL BANCSHARES, INC. AND SUBSIDIARY

            Condensed Consolidated Balance Sheets

                         (Unaudited)
                        (In Thousands)

                                        June 30,  December 31,
                                           1999       1998
-ASSETS-
 Cash and Due from Banks                $  2,756   $  2,564
 Federal Funds Sold                        4,510     14,915
    Total Cash and Cash Equivalents        7,266     17,479

 Investment Securities Available for Sale 28,453     27,139

 Loans, Net                               68,953     60,944

 Premises and Equipment (Net)              5,218      4,304
 Accrued Interest Receivable                 761        674
 Other Assets                                762        218

TOTAL ASSETS                            $111,413   $110,758

-LIABILITIES AND STOCKHOLDERS' EQUITY-
 Liabilities:
  Deposits
   Non-Interest Bearing                 $ 14,523   $ 14,551
   Interest Bearing                       88,120     87,236
    Total Deposits                       102,643    101,787

 Accrued Interest Payable                    405        444
 Other Liabilities                           106        101
    Total Liabilities                    103,154    102,332

 Stockholders' Equity:
  Common Stock - Par Value $5.00, Authorized
   2,000,000 Shares; Issued and Outstanding
   513,281 Shares                          2,566      2,566
  Additional Paid-In Capital               4,358      4,358
  Retained Earnings                        1,924      1,457
  Accumulated Other Comprehensive
   Income (Loss)                            (589)        45
   Total Stockholders' Equity              8,259      8,426

TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                 $111,413   $110,758















See accompanying notes to financial statements.
        FIRST CENTRAL BANCSHARES, INC. AND SUBSIDIARY

         Condensed Consolidated Statements of Income

                         (Unaudited)






                              (In Thousands Except
                             per Share Information)
                     Three Months Ended   Six Months Ended
                          June 30,             June 30,
                         1999      1998    1999         1998
INTEREST INCOME:
 Loans                   $1,620   $1,488   $3,208       $2,986
 Investment Securities      432      294      880          517
 Federal Funds Sold          89      170      208          293
  Total Interest Income   2,141    1,952    4,296        3,796

INTEREST EXPENSE            979      946    1,970        1,804

  Net Interest Income     1,162    1,006    2,326        1,992

PROVISION FOR LOAN LOSSES    60      60       120           65

Net Interest Income After
 Provision for Loan Losses 1,102     946    2,206        1,927

OTHER INCOME                198      128      372          253

OPERATING EXPENSES          965      691    1,849        1,391

INCOME BEFORE INCOME TAX    335      383      729          789

INCOME TAXES                118      139      262          301

NET INCOME               $  217   $  244   $  467       $  488

BASIC EARNINGS PER COMMON
 SHARE                   $ 0.42   $ 0.48   $ 0.91       $ 0.95






















See accompanying notes to financial statements.
        FIRST CENTRAL BANCSHARES, INC. AND SUBSIDIARY

       Condensed Consolidated Statements of Cash Flows
                         (Unaudited)
                        (In Thousands)
                                            Six Months Ended
                                                 June 30,
                                               1999     1998
CASH FLOWS FROM OPERATING ACTIVITIES
 Net Income                                  $   467  $   488
 Adjustments to Reconcile Net Income to
  Net Cash Provided by Operating Activities:
   Provision for Loan Losses                     120       65
   Depreciation                                  149      150
   Amortization                                  -0-        1
   (Increase) in Interest Receivable             (87)    (154)
   Increase (Decrease) in Interest Payable       (39)      63
   Amortization of Premiums (Discounts) on
    Investment Securities, Net                    18        3
   FHLB Stock Dividends                          (48)      (9)
   (Increase) Decrease in Other Assets          (153)      59
   Increase (Decrease) in Other Liabilities        5     (102)
    Total Adjustments                            (35)      76
     Net Cash Provided by Operating Activities    432     564

CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds From Maturities, Principal Paydowns and
  Redemption of Investment Securities Available
  for Sale                                     7,290    5,128
 Purchase of Investment Securities Available
  for Sale                                    (9,599) (13,254)
 (Increase) Decrease in Loans                 (8,129)     291
 Purchase of Premises and Equipment           (1,063)    (100)
     Net Cash Used in Investing Activities   (11,501)  (7,935)

NET CASH PROVIDED BY INVESTING ACTIVITIES
 Increase in Deposits                            856   18,616

INCREASE (DECREASE)IN CASH
 AND CASH EQUIVALENTS                        (10,213)  11,245

CASH  AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                    17,479    8,682

CASH AND CASH EQUIVALENTS AT END OF PERIOD   $ 7,266  $19,927

Supplementary Disclosures of Cash Flow Information:
 Cash Paid During the Period For:
  Interest                                   $ 2,009  $ 1,741
  Income Taxes                               $   281  $   277

Supplementary Disclosures of Noncash Investing Activities:
  Change in Unrealized Loss on Investment
   Securities                                $ 1,025  $    23
 Change in Deferred Income Tax Benefit Associated with
  Unrealized Loss on Investment Securities $ 391 $ 9 Change in Net Unrealized Loss on
   Investment Securities                     $   634  $    14
 Issuance of Common Stock Dividend:
  Par                                        $   -0-  $   232
  Additional Paid-in Capital                 $   -0-  $   931
  Reduction in Retained Earnings Due to Issuance of
   Common Stock                              $   -0-  $ 1,163






See accompanying notes to financial statements.
        FIRST CENTRAL BANCSHARES, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Comprehensive Income (Los s)

                         (Unaudited)

                        (In Thousands)



                                            Six Months Ended
                                                 June 30,
                                               1999     1998

Net Income                                   $   467     $488

Other Comprehensive Income (Loss), Net of Tax:
 Unrealized Losses on Investment Securities   (1,025)     (23)
 Less Reclassification Adjustment for Gains
  Included in net Income                         -0-      -0-
 Less Income Taxes Related to Unrealized
  Gains on Investment Securities                 391        9
 Other Comprehensive Income (Loss),
  Net of Tax                                    (634)     (14)

Comprehensive Income (Loss)                  $  (167)    $474







































See accompanying notes to financial statements.
        FIRST CENTRAL BANCSHARES, INC. AND SUBSIDIARY

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

                    June 30, 1999 and 1998

NOTE 1 - ORGANIZATION AND BUSINESS

First Central Bancshares, Inc. (the Company) was incorporated in 1993 for the purpose of becoming a one bank holding company. On April 3, 1993, the Company acquired 100% of First Central Bank (the Bank) through a share exchange agreement approved by the shareholders of the Bank. The investment in First Central Bank represents virtually all of the assets of First Central Bancshares, Inc.

The consolidated financial statements include the accounts of First Central Bancshares, Inc. and its wholly owned subsidiary, First Central Bank. All significant intercompany transactions and balances have been eliminated.

NOTE 2 - BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared by the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of the Company's management, the disclosures made are adequate to make the information presented not misleading, and the consolidated financial statements contain all adjustments necessary to present fairly the financial position as of June 30, 1999, results of operations for the three months and six months ended June 30, 1999 and 1998, and cash flows for the six months ended June 30, 1999 and 1998.

The results of operations for the three months and six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - COMMON STOCK DIVIDEND

In February 1998, the Company distributed a ten percent (10%) dividend to its stockholders by issuing an additional 46,526 shares of common stock. The Company used a fair market value of $25.00 per share and credited common stock $5.00 per share or $232,630, additional paid in capital $20.00 or $930,520, and charged retained earnings a total of $1,163,150. No stock dividends have been declared during 1999.

NOTE 4 - EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. For the six months ended June 30, 1999 and 1998 the weighted average number of shares was 513,281. During the period ended June 30, 1999 and 1998 the Company did not have any dilutive securities.

NOTE 5 - ACCOUNTING POLICY CHANGES

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated statement of financial position and measure those instruments at fair value. This statement amends FASB Statement No. 52, Foreign Currency Translation, to permit a special accounting for a hedge of a foreign currency forecasted transaction with a derivative. It supersedes FASB Statements No. 80, Accounting for Future Contracts, No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk, and No. 119,
Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments. It amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments to included in statement No. 107 the disclosure provisions about concentrations of credit risk from Statement No. 105. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133. SFAS 137 amends SFAS 133 to defer the effective data until June 15, 2000. The Statement is required to be applied retroactively to consolidated financial statements of prior periods. The Bank is currently assessing the impact of this statement on its consolidated financial statements and will adopt the statement during 2000.

In October 1998, the FASB issued Statement of Financial Accounting Standards No. 134, Accounting for Mortgage-Backed Securities after Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise. SFAS No. 134 amends FASB Statement No. 65, Accounting for Certain Mortgage Banking Activities, which establishes accounting and reporting standards for certain activities of mortgage banking enterprises and other enterprises that conduct operations that are substantially similar to the primary operations of a mortgage banking enterprise. The Bank is not currently entering into any transactions related to securitization of mortgage loans, nor does the Bank anticipate entering into any transactions of this nature in the future. Therefore, SFAS No. 134 will not have any effect on our financial condition or results of operations.


Year 2000 Compliance

The Bank continued its plans to be ready in all respects for the new millennium. A Y2K committee including executive management has been in place for approximately twenty-one months. The board of directors is updated monthly of progress. A comprehensive evaluation and testing schedule was finalized in 1998 as well as a detailed contingency backup plan. All equipment that was not Y2K compliant was replaced and a new operating system was installed through our data processing server in 1998. Testing of all mission critical systems including the primary and backup operating system was implemented and completed during the second quarter. Testing for all mission critical systems and all other systems/software was completed in the second quarter of 1999. The contingency plans detail specific steps to be taken in the unlikely event of a disruption in our systems or other aspects of operations within our control as well as critical services outside our control such as power, water, and communications. We are on schedule to be compliant in all respects to Y2K. Management remains confident that there will be no interruptions in our ability to continue to provide efficient service to our customers and shareholders in the year 2000 and beyond.

Item  2.   Management's  Discussion and Analysis  of  Financial
Condition and Results of Operations.


BALANCE  SHEET  ANALYSIS  - COMPARISON  AT  JUNE  30,  1999  TO
DECEMBER 31, 1998

Assets totalled $111.4 million as of June 30, 1999, as compared to $110.8 million as of December 31, 1998, an increase of 0.54%.


INVESTMENT SECURITIES

Investment securities were $28.5 million or 25.6% of total assets, as of June 30, 1999 an increase of $1.4 million from $27.1 million as of December 31, 1998. During the six month period there were $7.3 million in calls, maturities, and principal paydowns offset by the purchase of $9.6 million in agency securities.

The investment portfolio is comprised of U.S. Government and federal agency obligations and mortgage-backed securities issued by various federal agencies. Mortgage-backed issues comprised 16.89% of the portfolio as of June 30, 1999 and 16.47% as of December 31, 1998.

As of June 30, 1999 and December 31, 1998, the Bank's entire investment portfolio was classified as available for sale and reflected on the consolidated balance sheets at fair value with unrealized gains and losses reported in the consolidated statements of comprehensive income (loss), net of any deferred tax effect. The net unrealized loss on securities available for sale, net of tax was approximately $589,000 as of June 30, 1999, a change of approximately $634,000 from December 31, 1998, a result of deterioration in the bond market. The fair value of securities fluctuates with the movement of interest rates. Generally, during periods of decreasing interest rates, the fair values increase whereas the opposite may hold true during a rising interest rate environment.


LOANS

During  the  first  six  months  of  1999,  total  gross  loans outstanding increased by approximately $8.0 million to $69.0 million as of June 30, 1999 from $61.0 million as of December 31, 1998 attributable primarily to $20.9 million in originated loans offset by amortization and payoffs of approximately $12.9 million. As of June 30, 1999 and December 31, 1998, net loans outstanding represented 62% and 55% of total assets, respectively. Table 1 summarizes the Bank's loan portfolio by major category as of June 30, 1999 and December 31, 1998.


Table 1 - Loan Portfolio by Category

     (In Thousands)
                                          June 30,December 31,
                                            1999      1998
Loans secured by real estate:
 Commercial properties                    $ 5,331   $ 7,539
 Construction and land development          8,875     8,280
 Residential and other properties          20,663    23,553
  Total loans secured by real estate       34,869    39,372
 Commercial and industrial loans           10,335     5,490
 Consumer loans                            23,888    16,762
 Other loans                                1,391       928
                                           70,483    62,552
 Less:  Allowance for loan losses            (639)     (594)
        Unearned interest                    (853)     (977)
        Unearned loan fees                    (38)      (37)

   Loans, Net                             $68,953   $60,944
As of June 30, 1999, there were outstanding commitments to advance construction funds and to originate loans in the amount of $6.5 million and commitments to advance existing home equity, letters of credit and other credit lines in the amount of $6.9 million.

Loans are carried net of the allowance for loan losses. The allowance is maintained at a level to absorb possible losses within the loan portfolio. As of June 30, 1999 and December 31, 1998, the allowance had a balance of approximately $639,000 and $594,000, respectively. There were no loans on which the accrual of interest had been discontinued as of June 30, 1999 or at December 31, 1998, and there were approximately $543,000 in loans specifically classified as impaired as defined by SFAS No. 114. Table 2 summarizes the allocation of the loan loss reserve by major categories and Table 3 summarizes the activity in the loan loss reserve for the six month period.

Table 2 - Allocation of the Loan Loss Reserve (in Thousands)


                                6-30-99  % to  12-31-98  % to
Balance applicable to:          $ Amount Total $ Amount Total

Commercial, financial, and agricultural$156  24.00%$ 56   9.00%
Real Estate - Construction          89  14.00%    123   21.00%
Real Estate - Mortgages             82  14.00%    111   19.00%
Installment - Consumers            238  37.00%    158   27.00%
Other                               21   3.00%      0    0.00%
Other Unallocated                   53   8.00%    146   24.00%

Total                             $639  100.00%  $594  100.00%

Table 3 - Analysis of Loan Loss Reserve

(In Thousands)                                 6-30-99 6-30-98

Balance, at beginning of period                   $594    $587

Charge-offs:
Commercial, financial, and agricultural            -0-      23
Real estate - construction                         -0-     -0-
Real estate - mortgage                             -0-     -0-
Installment - Customers                            111      76
Other                                              -0-     -0-

Recoveries:
Commercial, financial, and agricultural            -0-       3
Real estate - construction                         -0-     -0-
Real estate - mortgages                            -0-     -0-
Installment - consumers                             36      21
Other                                              -0-     -0-

Net charge-offs                                     75      75
Additions to loan loss reserve                     120      65
Balance at end of period                          $639    $577

Ratio of net charge-offs to average loans
 outstanding                                       .09%    .13%


DEPOSITS

Deposits increased by $0.8 million to $102.6 million as of June 30, 1999 from $101.8 million as of December 31, 1998, an increase of 0.79%. Demand deposits, which include regular, money market, NOW and demand deposits, were $47.2 million, or 46.0% of total deposits, at June 30, 1999. Core deposits were 31.9% of total deposits at June 30, 1999. During the six month period, the Bank was successful in increasing the balances in the demand deposit category by $1.7 million to $47.2 million as of June 30, 1999. Certificate accounts were $55.4 million at June 30, 1999, a decrease of $812,000 compared to $56.2 million as of December 31, 1998. Table 4 summarizes the Bank's deposits by major category as of June 30, 1999 and December 31, 1998.

Table 4 - Deposits by Category

    (In Thousands)
                                          June 30,December 31,
                                            1999      1998
Demand Deposits:
 Noninterest-bearing accounts           $  14,523   $ 14,551
 NOW and MMDA accounts                     27,501     27,170
 Savings accounts                           5,221      3,856
  Total Demand Deposits                    47,245     45,577

Term Deposits:
 Less than $100,000                        41,999     41,301
 $100,000 or more                          13,399     14,909
                                           55,398     56,210
Total Deposits                           $102,643   $101,787

CAPITAL

During the six month period ended June 30, 1999, stockholders' equity decreased by $167,000 to $8.3 million, due to net income for the period of $467,000 offset by the decline in value of securities available for sale of $634,000.


LIQUIDITY AND CAPITAL RESOURCES

The Bank's primary sources of liquidity are deposit balances, available-for-sale securities, principal and interest payments on loans and investment securities and FHLB advances.

As of June 30, 1999, the Bank held $28.5 million in available-for-sale securities and during the first six months of 1999 the Bank received $7.3 million in proceeds from maturities, redemptions and principal payments on its investment portfolio. Deposits increased by $856,000 during the same six month period.

The Bank is a member of the Federal Home Loan Bank of Cincinnati (FHLB) and is eligible to obtain both short and long term credit advances. Borrowing capacity is limited to the Bank's available qualified collateral which consists primarily of certain 1-4 family residential mortgages and certain investment securities. The Bank had no advances outstanding from the FHLB at June 30, 1999.

The  Bank can also enter into repurchase agreement transactions should  the need for additional liquidity arise.  At  June  30,
1999,   the   Bank  had  $1,247,000  of  repurchase  agreements
outstanding.

As of June 30, 1999, the Bank had capital of $8.3 million, or 7.4% of total assets, as compared to $8.4 million, or 7.6%, at December 31, 1998. Tennessee chartered banks that are insured by the FDIC are subject to minimum capital requirements. Regulatory guidelines define the minimum amount of qualifying capital an institution must maintain as a percentage of risk-weighted assets and total assets.


Table 5 - Regulatory Capital
                                 (Dollars in Thousands)
                                                     Minimum
                                June 30,December 31,Regulatory
                                 1999      1998       Ratios
Tier 1 Capital as a Percentage
 of Risk-Weighted Assets          11.0%      11.2%     4.00%
Total Capital as a Percentage
 of Risk-Weighted Assets          11.8%      12.0%     8.00%
Leverage Ratio                     8.5%       7.6% Up to 5.00%
Total Risk-Weighted Assets      $80,159    $74,658

As of June 30, 1999 and December 31, 1998, the Bank exceeded all of the minimum regulatory capital ratio requirements.


RESULTS OF OPERATIONS FOR THE SIX MONTH PERIODS ENDED JUNE  30,
1999 AND 1998


GENERAL

The Bank reported net income of $467,000, or $0.91 per share for the six month period ended June 30, 1999 as compared with $488,000 or $0.95 per share for the same period in 1998, an decrease of 4.30%.


NET INTEREST INCOME

Net interest income increased by $334,000 to $2.3 million for the six month period in 1999 from the comparable period in 1998. Contributing to this increase was an increase in average interest earning assets. Average interest earning assets, at a yield of 8.30% totalled $103.0 million as of June 30, 1999. In comparison in 1998, average interest earning assets, at a yield of 8.75%, totalled $86.7 million.

Interest income increased by $483,000 for the six month period in 1999 compared to the same period in 1998. This improvement is primarily attributable to an increase of approximately $16.4 million, or 18.9%, in the volume of average earning assets during the six month period ended June 30, 1999 compared to the six month period ended June 30, 1998. Interest income on loans increased by $222,000 over the same two periods primarily as a result of an increase of approximately $6.8 million in average loans outstanding. Over the same two periods, interest on investments increased by $346,000 due to an increase of approximately $11.6 million or 71.3% in the volume of investments during the six month period. Interest income on Federal Funds Sold decreased by $85,000 due to a decrease in the average yield on Federal Funds Sold outstanding during the six month period from 5.39% in 1998 to 4.72% in 1999, and also a decrease in the average balance outstanding of $2.1 million over the same period in 1998.

Total interest expense increased $166,000 for the six month period ended June 30, 1999 compared to the same period in 1998. Interest on deposits increased as a result of an increase of approximately $14.9 million in average deposits over the same period in 1998. The average rate on interest-bearing liabilities decreased to 4.53% for the six month period in 1999 from 5.00% in the comparable period of 1998.
Table 6 - Average Balances, Interest and Average Rates
                                  June 30
                     1999        (in thousands)       1998
                  Average         AverageAverage        Average
                  Balance Interest  Rate Balance Interest  Rate
Assets:
Federal Funds Sold$  8,812 $  208  4.72% $10,875  $  293  5.39%
Investments:
Securities--Taxable 25,778    821  6.37% 14,926      497  6.66%
Non-Taxable          2,176     42  3.86%  1,386       20  2.89%
Total Loans, Including
 Fees               66,349  3,208  9.67% 59,555    2,986 10.03%
Total Interest Earning
 Assets            103,115  4,279  8.30% 86,742    3,796  8.75%

Cash and Due From
 Banks               3,404                2,759
All Other Assets     5,786                4,789
Loan Loss Reserve/
 Unearned Fees      (1,543)              (1,933)
TOTAL ASSETS      $110,762              $92,357

Liabilities and Stockholders Equity:
Interest Bearing Deposits:
Time Deposits    $ 55,642   $1,354  4.87%$44,290  $1,250  5.64%
Other              31,397      616  3.92% 27,880     550  3.95%
FHLB Advances         -0-      -0-    N/A     18       4  4.44%
Federal Funds
 Purchased            -0-      -0-    N/A    -0-     -0-    N/A
Total Interest-Bearing
 Liabilities       87,039    1,970  4.53% 72,188   1,804  5.00%
Net Interest Income         $2,309                $1,992
Non-Interest Bearing
 Deposits          14,743                 11,700
Total Cost of Funds                 3.87%                 4.30%
All Other Liabilities 938                    761
Stockholders Equity 8,150                  7,718
Unrealized Gain/Loss
 on Securities       (108)                   (10)
TOTAL LIABILITIES
 AND STOCKHOLDERS
 EQUITY          $110,762                $92,357
Net Interest Yield                 3.77%                 3.75%
Net Interest Margin                4.48%                 4.59%

Table 7 - Interest Rate Sensitivity
(In Thousands)                    June 30, 1999
                          Less  One YearGreater   Non-
                          Than  Through  Than   Interest
                         1 Year  5 Years 5 Years Bearing  Total
Asset:
Federal Funds Sold      $ 4,510                          $ 4,510
Investments                 428    3,828  24,197          28,453
Loans                    38,837   31,260     386          70,483
Non-Interest Earning Assets
 and Unearned Assets/Loan
 Loss Reserve                                      7,967   7,967
                         43,775   35,088  24,583   7,967 111,413
Liabilities and Stockholders' Equity:
Interest-Bearing
 Deposits                70,608   17,512     -0-          88,120
Non-Interest Bearing Deposits                     14,523  14,523
FHLB Advances                                -0-             -0-
Noninterest Bearing Liabilities
 and Stockholders' Equity                          8,770   8,770
Total                    70,608   17,512     -0-  23,293 111,413
Interest Rate Sensitivity
 Gap                    (26,833)  17,576  24,583 (15,326)    -0-
Cumulative Interest Rate
 Sensitivity Gap       $(26,833) $(9,257)$15,326 $   -0- $   -0-

OTHER INCOME

Total  other income was $372,000 for the six month period ended
June 30, 1999 as compared to $253,000 for the same period in 1998, an increase of $119,000. Other income is comprised primarily of customer service fees and other items.


OPERATING EXPENSES

Total operating expenses were $1,849,000, or 1.67% of average total assets, for the six month period ended June 30, 1999 as compared to $1,391,000, or 3.01%, for the same period in 1998. Both the salaries and employee benefits and occupancy and equipment categories of expenses increased when comparing the two periods. Salaries and employee benefits increased by $292,000 or 43% over the first six months of 1999 due to normal salary increases. Occupancy and equipment expenses increased approximately $35,000 when compared to expenses at June 30, 1998, an increase of 25.9%. Contributing to the increase in occupancy and equipment expenses was the opening of the Alcoa branch during the fourth quarter of 1998 and the Sweetwater branch during the first quarter of 1999.

INCOME TAXES

The Bank recognizes income taxes using the Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Bank's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled. The Bank's deferred tax asset is reviewed quarterly and adjustments to such asset are recognized as deferred income tax expense or benefit based on management's judgment relating to the realizability of such asset.

During the six month period ending June 30, 1999, the Bank recorded $262,000 in tax expense which resulted in an approximate effective rate of 35.9%. Comparably, in 1998, the Bank recorded $301,000 in tax expense, resulting in an approximate effective rate of 38.2%.

        FIRST CENTRAL BANCSHARES, INC. AND SUBSIDIARY

PART 1 - OTHER INFORMATION

Item 1. Legal Proceedings
        None.
Item 2. Changes in Securities
        None.
Item 3. Defaults Upon Senior Securities
        None.
Item 4. Submission of Matters to a Vote of Security Holders
        None.
Item 5. Other Information
        None.
Item 6. Exhibits and Reports on Form 8-K
        Exhibit 27 - Financial Data Schedule.
                        FORM IO-QSB(A)

                          SIGNATURES


In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                           FIRST CENTRAL BANCSHARES, INC.

Date:                                                       By:
____________________________________________________
                  Ed. F. Bell, Chairman, President
                   and Chief Executive Officer

Date:                                                       By:
____________________________________________________
                  Willard D. Price, Executive Vice President
                   and Chief Financial Officer
             Exhibit 27 - Financial Data Schedule

                            6-30-99
                     Amount (In Thousands)
Cash                                                   $ 2,756
Federal Funds Sold                                       4,510
Trading Assets                                             -0-
Investments AFS                                         28,453
Investments HTM                                            -0-
Investments-Market                                         -0-
Loans                                                   70,483
Allowance for Losses                                       639
Total Assets                                           111,413
Deposits                                               102,643
Short-Term Borrowings                                      -0-
Other Liabilities                                          108
Long-Term Debt                                             -0-
Preferred Stock-Mandatory                                  -0-
Preferred-Non Mandatory                                    -0-
Common Stock                                             2,566
Other Stockholders Equity                                4,358
Total Liab.-Stockh. Equity                             111,413
Interest on Loans                                        3,208
Interest on Investments                                    880
Other Interest Income                                      208
Total interest Income                                    4,296
Interest on Deposits                                     1,970
Total Interest Expense                                   1,970
Net Interest Income                                      2,326
Provision-Loan Losses                                      120
Securities-Gain/Loss                                       -0-
Other Expenses                                           1,849
Income Before Tax                                          729
Income Before Extraordinary                                729
Extraordinary Less Tax                                     -0-
Cumul. Change Acct. Principal                              -0-
Net Income                                                 467
Earnings Per Share-P                                      0.91
Earnings Per Share-D                                      0.91
Net Interest Yield-EA                                     3.77
Loans-Non Accrual                                          543
Loans Past Due > 90 Days                                   -0-
Troubled Debt Restructuring                                -0-
Potential Problem Loans                                    -0-
Allowance-Beginning                                        594
Total Charge-Offs                                          111
Total Recoveries                                            36
Allowance End of Period                                    639
Loan Loss-Domestic                                         639
Loan Loss-Foreign                                          -0-
Loan Loss-Unallocated                                      -0-



(b)  Reports on Form 8-K, None.



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